EXHIBIT C

                          UNIT DESIGNATION ESTABLISHING
                            SERIES A PREFERRED UNITS

     Pursuant to the provisions of Section 3.2 of the Amended and Restated Operating Agreement of Goodrich Petroleum Company, L.L.C., a Louisiana limited liability company (the "Company"), dated as of September 13, 1999, as such agreement may be amended and restated from time to time (the "LLC Agreement"), the Board hereby submits the following Unit Designation for the purpose of establishing and designating a series of Units and fixing the designations, rights and preferences thereof:

     1. Defined Terms. Capitalized terms defined in this Exhibit C shall have the meanings given to them only for purposes for this Exhibit C as the same terms may be differently defined elsewhere in the LLC Agreement (including the Exhibits thereto). Capitalized terms used in this Exhibit C that are not defined herein shall have the meanings given thereto in the LLC Agreement.

     2. Number and Designation. One Million (1,000,000) Preferred Units are hereby designated as the "Series A Preferred Units." Three Hundred Thousand (300,000) of such Series A Preferred Units will be issued by the Company in connection with the initial offering of Series A Preferred Units. The Company may issue subsequent Series A Preferred Units only if (a) such Preferred Units are offered initially on a pro-rata basis to all then-existing holders of Series A Preferred Units with the proviso that any then-existing holder of Series A Preferred Units would have the right to purchase any units declined by any other then-existing holder of Series A Preferred Units, or (b) such Preferred Units are issued pursuant to the provisions of Section 3(b) hereof.


     3. Distributions.

          (a) Distribution Accrual Period. Beginning on the Issue Date and continuing until September 30, 2002 (the "Distribution Accrual Period"), the Company shall accrue on its books and records, but shall not pay, a distribution at an annual rate of $0.80 per Preferred Unit. Such distribution shall be accrued quarterly, in arrears, on March 31, June 30, September 30 and December 31 of each year during the Distribution Accrual Period. The distribution accrual for any period that is shorter or longer than a full quarterly period shall be computed on the basis of a 360-day year and the actual number of days elapsed (including the first day but excluding the last day) occurring in the period.

          (b) Payment of Accrued Distribution. On October 1, 2002, with respect to each Series A Preferred Unit outstanding on the books and records of the Company as of such date, the Company will convert the total distribution accrued during the Distribution Accrual Period into additional Preferred Units at the rate of Ten Dollars ($10.00) per Preferred Unit. No fractional Preferred Units will be issued, but in lieu thereof, the Company will pay a cash adjustment to the holder in respect of such fractional interest; provided, however, that no payment will be made in respect of such cash adjustment if the amount payable is less than $20.00.

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          (c) Distributions After Accrual Period.  Beginning on October 1, 2002,
     the holders of Preferred Units will be entitled to receive, when, as and if declared by the Board out of funds legally available therefor, cumulative cash distributions at annual rate of $1.00 per Preferred Unit. Beginning on October 1, 2002, and on each October 1 thereafter, the annual rate of the cash distributions payable to the holders of Series A Preferred Units shall increase by $0.20 per year; provided, that, (i) no such increase shall be made for any such annual period if the closing price for the common stock
     of    Goodrich    Petroleum    Corporation,    a    Delaware    corporation
     ("Goodrich-Delaware) is equal to or greater than $4.00 per share (as adjusted) on the last business day in September prior to the commencement of a new annual period, and (ii) the annual dividend rate shall never exceed $2.00 per Preferred Unit. The distributions payable under this paragraph 3(c) shall be cumulative whether or not in any distribution period there are funds of the Company legally available for the payment of such distributions and whether or not such distributions are declared. The distributions payable under this paragraph 3(c) shall be payable quarterly, in arrears, on March 31, June 30, September 30 and December 31 of each year. Notwithstanding anything to the contrary above, distributions shall be paid only when, as and if declared by the Board out of funds legally available therefor; provided, neither the failure of the Board to declare a distribution nor the absence of funds legally available to make a cash distribution shall affect the Company's obligation to make accruals. The distribution amount for any period that is shorter or longer than a full quarterly distribution period shall be computed on the basis of a 360-day year and the actual number of days elapsed (including the first day but excluding the last day) occurring in the period for which such amount is payable.

     4. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, distributions shall be made to the holders of Series A Preferred Units in the following manner:

          (a) Series A Preferred. Before payment of any amount to the holders of Junior Units, each holder of Series A Preferred Units shall be entitled to receive from the assets of the Company available for distribution to holders of its Units an amount equal to Liquidation Preference of each Series A Preferred Unit held thereby. If, upon the occurrence of a liquidation, dissolution or winding up, the assets and funds available for distribution among the holders of the Series A Preferred Units shall be insufficient to permit the payment in full of the Liquidation Preference of all of the outstanding Series A Preferred Units, then the entire assets and funds of the Company so available shall be distributed ratably in respect of the Series A Preferred Units.

          (b) Remaining Assets. If assets are remaining after payment of the full preferential amount with respect to the Series A Preferred Units set forth in Section 4(a), then the Company shall make distributions in respect of the Junior Units according to the relative rights and preferences thereof.

          (c) Valuation of Securities and Property. The Company may only distribute assets other than cash to holders of the Series A Preferred Units in connection with any liquidation, dissolution or winding up of the Company, on the prior written consent of the holders of a majority of the Series A Preferred Units, and in such case, the value of the assets to be distributed to the holders of Series A Preferred Units shall be determined in good faith by the Board.

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     5. Voting  Rights.  The holders of Series A Preferred  Units shall have no voting rights with respect to the Series A Preferred Units held thereby; provided, however, that if and for so long as the Company is six months or more in arrears in the payment of the cash distributions payable under Section 3(c) hereof , the holders of Series A Preferred Units shall have the right to vote on the election of Managers. In such event, each Series A Preferred Unit shall be entitled to cast one vote.

     6. Redemption. The Series A Preferred Units may be redeemed as follows:

          (a) Redemption Price. The Company may, at any time, and from time to time, redeem a Series A Preferred Unit by paying to the holder thereof an amount equal to the Liquidation Preference.

          (b) Redemption Procedures. The following procedures shall apply to any redemption by the Company of the Series A Preferred Units pursuant to the preceding provisions of this Section 6:

               (i) Any redemption shall be effected by written or printed notice by certified mail, postage prepaid, return receipt requested, to the holders of record of the Series A Preferred Units being redeemed, such notice to be addressed to each holder at the address shown in the Company's records which notice shall (A) specify the date of redemption, (B) the place at which holders of the Series A Preferred Units shall surrender their certificate or certificates and obtain payment of the applicable redemption price and (C) such other information, if any, as the Board may deem appropriate. Such notice shall be given no more than 60 but no less than 20 days prior to the date fixed for redemption.

               (ii) On or after the date of redemption as specified in the notice specified in Section 6(e)(i), each holder shall surrender to the Company, at the place specified in such notice, its certificate or certificates (or comply with applicable lost certificate provisions) for the Series A Preferred Units upon payment by the Company of the applicable redemption price.

          (c) Pro Rata Redemption. Each redemption made pursuant to Section 6 shall be made pro rata with respect to all then outstanding Series A Preferred Units.

          (d) No Reissue of Units. Any Series A Preferred Units redeemed, purchased, or otherwise acquired by the Company shall be deemed retired and restored to the status of undesignated authorized but unissued units of Preferred Units and may not under any circumstances thereafter be issued or otherwise disposed of by the Company until such time as such Units have been redesignated in accordance with Section 3.2 of the LLC Agreement.

     7. Notices. Any notice required by the provisions of this Unit Designation to be given to the holders of Series A Preferred Units shall be given in accordance with Section 11.2 of the LLC Agreement.

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     8.  Protective  Provisions.  So long as any  Series  A  Preferred  Unit is outstanding, the Company shall not, without first obtaining the consent of the Persons holding a majority of the Series A Preferred Units then outstanding, voting as a separate class:

          (a) amend this Unit Designation or otherwise alter the rights, preferences or privileges of the Series A Preferred Units;

          (b) authorize, create or issue units of any new class or series of Units having any preference or priority as to distributions, liquidation, redemption or assets superior to or on a parity with any such preference or priority of the Series A Preferred Units, or authorize, create or issue Units of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any Units of the Company having any such preference or priority;

          (c) reclassify Units into Units having a preference over or parity with the Series A Preferred Units with respect to voting, distributions or liquidation preferences, or any other rights and/or remedies;

     9. Definitions. As used in this Unit Designation, the following terms shall have the following meanings given to them:

     "Issue Date" means the date on which a Series A Preferred Unit is issued by the Company.

     "Issue Price" means $10.

     "Junior Units" means any class or series of Units of the Company other than the Series A Preferred Units.

     "Liquidation Preference" means, with respect to each Series A Preferred Unit, the sum of (a) the Issue Price of such Unit plus (b) all accruals made with respect to such Unit pursuant to Section 3 of this Exhibit C minus (c) the fair market value of distributions made in respect of such Unit.


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